ALDERSHOT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

SIX MONTH PERIOD ENDED
JULY 31, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended July 31, 2005.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	July 31, 2005	January 31, 2005 (Audited)
ASSETS		
Current		
Cash	$ 223,099	$ 205,433
Short-term investments	975,910	-
Receivables	12,106	20,290
Prepaid expenses	23,797	3,977
	1,234,912	229,700
Equipment (Note 2)	11,013	3,990
Resource properties (Note 3)	388,616	135,632
	$ 1,634,541	$ 369,322
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 22,658	$ 58,638
Due to related parties (Note 6)	3,817	54,875
	26,475	113,513
Shareholders' equity		
Capital stock (Note 4)		
Authorized		
10,000,000 Series "A" cumulative, redeemable, convertible preferred shares with a par value of $1.00		
Issued : 505,162 (January 31, 2005 – 744,932)	505,740	744,932
500,000,000 common shares without par value		
Issued : 26,811,872 (January 31, 2005 – 16,985,897)	5,721,013	3,419,663
Share subscriptions receivable (Note 4)	(62,000)	-
Contributed surplus (Note 4)	576,165	291,034
Deficit	(5,132,852)	(4,199,820)
	1,608,066	255,809
	$ 1,634,541	$ 369,322

Nature and continuance of operations (Note 1)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended July 31, 2005	Three Month Period Ended July 31, 2004	Six Month Period Ended July 31, 2005	Six Month Period Ended July 31, 2004
EXPENSES				
Exploration costs (Note 3)	$ 64,480	$ 154,036	$ 82,805	$ 300,233
Administration and secretarial	20,887	-	30,938	-
Amortization	934	340	1,200	435
Bank charges	738	98	1,127	397
Consulting	6,178	7,054	40,652	18,059
Foreign exchange (gain) loss	37,196	3,485	22,823	13,918
Investor relations	42,074	27,720	69,066	32,586
Management fees	20,000	24,167	40,000	33,667
Professional fees	27,611	28,430	59,687	43,305
Property investigation	45,997	-	55,891	-
Regulatory, and trust company fees	9,895	6,507	26,048	16,306
Office and rent	17,270	8,097	24,841	16,510
Shareholder costs	1,574	2,658	2,912	2,658
Stock-based compensation	-	-	309,382	248,833
Travel and related	37,016	3,576	67,693	11,560
Website design and maintenance	(956)	5,529	3,100	5,780
Loss before other items	(340,945)	(271,697)	(838,165)	(744,247)
OTHER ITEM				
Interest income	150	1,648	150	2,221
Write-down of mineral properties (Note 3)	-	-	(95,017)	-
	150	1,648	(94,867)	2,221
Net loss for the period	(340,795)	(270,049)	(933,032)	(742,026)
Deficit, beginning of period	(4,792,057)	(3,363,096)	(4,199,820)	(2,891,119)
Deficit, end of period	$ (5,132,852)	$ (3,633,145)	$ (5,132,852)	$ (3,363,096)
Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.04)	$ (0.06)
Weighted average number of shares outstanding	25,582,314	12,369,897	22,493,945	12,141,435

The accompanying notes are an integral part of these consolidated financial statements.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended July 31, 2005	Three Month Period Ended July 31, 2004	Six Month Period Ended July 31, 2005	Six Month Period Ended July 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$ (340,795)	$ (270,049)	$ (933,032)	$ (742,026)
Items not affecting cash:				
Amortization	934	340	1,200	435
Stock-based compensation	-	-	309,382	248,833
Write-down of mineral property	-	-	95,017	-
Changes in non-cash working capital items:				
Receivables	(790)	9,320	8,184	26,868
Prepaid expense	(15,671)	5,979	(19,820)	3,296
Accounts payable and accrued liabilities	(60,048)	14,601	(35,979)	17,897
Cash used in operating activities	(416,370)	(239,809)	(575,048)	(444,697)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due to related party	-	74,679	(51,058)	105,002
Share subscriptions (receivable) received	26,800	-	(62,000)	340,000
Proceeds from issuance of capital stock	220,300	-	1,886,670	72,250
Issue costs	(7,672)	-	(58,765)	-
Cash provided by financing activities	239,428	74,679	1,694,847	517,252
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment	(4,217)	-	(8,223)	(3,264)
Resource property acquisition costs	(102,000)	-	(118,000)	-
Short-term investments (acquisition) redemption	(375,910)	150,000	(975,910)	250,000
Cash provided by (used in) investing activities	(482,127)	150,000	(1,102,133)	246,736
Increase (decrease) in cash position during period	(659,069)	(15,130)	17,666	319,291
Cash position, beginning of period	882,168	443,809	205,433	109,388
Cash position, end of period	$ 223,099	$ 428,679	$ 223,099	$ 428,679
Cash paid during the period for interest	$ -	$ -	$ -	$ -
Cash paid during the period for income taxes	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Aldershot Resources Ltd. ("the Company"), which was incorporated on September 8, 1987 under the name of Quattro Resources Ltd, commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of precious gem and metal properties. These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

These interim consolidated financial statements include the financial statements of the Company, which is the accounting subsidiary and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore"). Significant inter-company transactions have been eliminated on consolidation.

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period consolidated statements should be read together with the Company's audited consolidated financial statements and the accompanying notes for the year ended January 31, 2005. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	July 31, 2005	January 31, 2005
Working capital	$ 1,208,437	$ 116,187
Deficit	(5,132,852)	(4,199,820)

2. EQUIPMENT

	July 31, 2005			January 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 5,993	$ 4,763	$ 1,230	$ 5,994	$ 4,626	$ 1,368
Computer equipment	13,349	3,566	9,783	5,124	2,502	2,622
	$ 19,342	$ 8,329	$ 11,013	$ 11,118	$ 7,128	$ 3,990

3. RESOURCE PROPERTIES

The Company entered into agreements to acquire interests in resource properties as follows:

	July 31, 2005	January 31, 2005
Terre de Oro Mining Property, Chile	$ -	$ 33,479
Hornitos Group of Claims, Chile	32,000	16,000
Ripplesea Joint Venture, Western Australia	24,616	86,153
Fields Find Gold Property, Western Australia	-	-
Yuinmery Uranium Project, Western Australia	-	-
Turee Creek Uranium Project, Western Australia	-	-
Northern Territory Uranium Project, Western Australia	-	-
Zambia Uranium Project, Zambia, Africa	-	-
Quebec Uranium Claims, Canada	52,000	-
British Columbia Uranium Claims, Canada	280,000	-
	$ 388,616	$ 135,632

Terre de Oro Mining Property - Chile

(a) Las Lomitas Project

During the six month period ended July 31, 2005, the Company decided that it would not be continuing with this project. As a result, it wrote-off all costs associated with the project. This amounted $33,479 being written off.

(b) San Joint Venture – Chile

The Company entered into a Letter of Intent with International PBX dated June 18, 2004, to create a new Joint Venture project to be known as the "San Joint Venture" involving three concessions in which the two parties each hold a 50% contributing and participating interest. No funds have been spent or committed at July 31, 2005.

Hornitos Group of Claims – Chile

On August 20, 2004, the Company entered into an option agreement with International PBX Ventures Ltd ("PBX") to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover an area of 3,200 hectares. Pursuant to the terms of the agreement, the Company can earn a 65% interest in the claims by paying PBX a total of $370,000 over a four year period ($32,000 paid in cash to date) and spending $1,300,000 in an exploration work program over the same period, as set out in the table below:

	Cash reimbursements	Exploration expenditures
February 20, 2005	$ 16,000	$ 130,000 best efforts
August 20, 2005	30,000	130,000
August 20, 2006	60,000	130,000
August 20, 2007	100,000	390,000
August 20, 2007	148,000	520,000

3. RESOURCE PROPERTIES (cont'd...)

Ripplesea Joint Venture - Western Australia

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930). The tenements covered approximately 900 square kilometres and the Company acquired a 50% interest in the seven exploration licences in consideration for AUD$100,000 (Cdn$86,153). The Company also has the right to earn an additional 25% interest, for a total 75%, if the Company funds all exploration, as per the requirements of the Western Australian Mining Act, and undertakes all exploration, reporting and related requirements, up to and including the completion of a bankable feasibility study. During the year ended January 31, 2005, the Company determined that no further work will be done on the JV's tenements at Black Duck and Ruby Plains. As a result, the tenements have been dropped. This resulted in a write-down of $61,538 on the five exploration licences. The remaining two exploration licences cover an area of 175 square kilometers and exploration activities are continuing. Ripplesea Pty Ltd. is at arm's length to the Company.

Fields Find Gold Property - Western Australia

The Company entered into The Fields Find Farm-in and Joint Venture Heads of Agreement on December 24, 2003 with Thundelarra Exploration Ltd. ("Thundelarra") covering 11 prospecting licences, 8 exploration licences, one mining lease and 4 mining lease applications covering 488.56 square km located 420 kilometres north of Perth. Subsequently to this, Thundelarra entered into a deed of assignment with United Gold Ltd ("United") of Perth Western Australia. Consequently, the Company's assignment agreement is now with United.

Under the terms of the Letter of Agreement, the Company will be entitled to earn up to 60% in the tenements wholly owned by United by the expenditure of AUD$600,000 by December 24, 2006. As reimbursement for Thundelarra's previous expenditures on the said tenements 1,000,000 common shares in the capital of the Company at a deemed price of $0.15 were issued to Thundelarra during the year ended January 31, 2005.

Thundelarra is a related party with the Company by virtue of common directors. The Fields Find transaction is a "related party transaction" as defined in the policies of the TSX Venture Exchange and "minority shareholder approval" for its execution was required. Minority Shareholder Approval is defined by the policies of the Exchange as being approval by a majority of shareholders that are independent of the transaction for which approval is sought. A resolution was approved by the shareholders of the Company at a Special General Meeting held on July 16, 2004.

Yuinmery Uranium Project – Western Australia

The Company applied for exploration licence ELA57/593 on December 1, 2004, with an area of approximately 75 square kilometres covering a highly prospective uranium indicated mineral resource, the Yuinmery Uranium Project. The exploration licence is located in the East Murchison mining field near the town of Yuinmery 480 kilometres north east of Perth, Western Australia.

Turee Creek Uranium Project – Western Australia

On May 14, 2004, the Company obtained a 100% interest in Exploration License E52/1763, a tenement that covers approximately 50 square kilometres of prospective terrain located about 110km west of the Newman township in the Pilbarra Region of Western Australia.

3. **RESOURCE PROPERTIES** (cont'd…)

Northern Territory Uranium Project - Australia

Up until May 25, 2005, the Company has applied for a total of 11 exploration licences in the Northern Territory of Australia (ELA 24563, ELA 24550, ELA 24571, ELA 24561, ELA 24574, 24575 and 24576, ELA 24555, ELA 24556, ELA 24557 and ELA 24558). These licences are located throughout the Northern Territory.

Zambia Uranium Project – Zambia, Africa

On April 12, 2005, the Company has applied for two Prospecting Licences in Zambia, Africa. The Kariba Prospecting Licence is located in the Southern Province of Zambia and along the northern shores of Lake Kariba. It covers an area of approximately 1,673 square kilometers. The Chisasa-Kawanga Prospecting Licence is located in the North Western Province. It covers an area of approximately 1,202 square kilometers.

Quebec Uranium Claims, Canada

The Company has entered into option agreements on May 25, 2005 for the right to acquire a 100% interest in three groups of mineral claims in the Province of Quebec in Canada. The first group, known as the Pool Group, comprise of 42 claims located in Huddersfield and Clapham Townships. The second group, known as the Halliwell Group, comprise of 17 claims located in Huddersfield, Clapham and Pontefract Townships. The third group, known as the Hupon Group, comprise of 6 claims located in Hudderfield Township. In addition, the Company has staked 185 contiguous claims in order to square off its holding in the Province of Quebec.

a) Pool Group

Pursuant to the terms of the agreement, the Company may earn its 100% interest by paying $140,000, issuing 750,000 common shares and incur exploration expenditures of $500,000 over a five year period. The Company is paid the vendor $15,000 upon receiving regulatory approval and is obligated to carry out exploration expenditures of $50,000 during the first year.

b) Halliwell Group

Pursuant to the terms of the agreement, the Company may earn its 100% interest by paying $100,000, issuing 500,000 common shares and incur exploration expenditures of $400,000 over a five year period. The Company paid the vendor $10,000 upon receiving regulatory approval and is obligated to carry out exploration expenditures of $40,000 during the first year.

c) Hupon Group

Pursuant to the terms of an agreement dated June 28, 2005, the Company may earn its 100% interest by paying $36,000, issuing 175,000 common shares over a four year period and incurring exploration expenditures of $100,000 over a five year period. The Company is obligated to pay the vendor $3,000 and issue 35,000 common shares upon receiving regulatory approval and to carry out exploration expenditures of $10,000 during the first year.

British Columbia Uranium Claims, Canada

The Company has entered into an option agreement dated June 28, 2005 to acquire a 100% interest in five groups of mineral claims located in the province of British Columbia in Canada. Pursuant to the agreement, the Company issued 1,000,000 and paid $50,000. A 2% net smelter return royalty is also payable with advance royalties of $10,000 per property group is payable annually on the anniversary date of the acquisition so long as the Company retains an interest in the property. The five prospective uranium properties cover 115 claim blocks totaling approximately 34,000 hectares.

3. **RESOURCE PROPERTIES** (cont'd...)

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests, and charged to operations.

2005	Las Lomitas Project	Hornitos Group of Claims	Ripplesea Joint Venture	Fields Find Gold Property	Yuinmery Uranium Project	Northern Territory Project	Quebec Uranium Claims	British Columbia Uranium Claims	Total
Geological consulting	$ -	$ -	$ 1,996	$ 16,538	$ -	$ 19,299	$ 3,588	$ -	$ 41,421
Maintenance and licence fees	-	4,982	964	19,021	6,908	13,277	-	500	45,652
Maps and reproduction	-	-	-	-	-	8,141	-	-	8,141
Mineral resource database	-	567	-	-	-	-	-	-	567
Recovery of costs	(6,488)	(6,488)	-	-	-	-	-	-	(12,976)
Total exploration costs for the period	$ (6,488)	$ (939)	$ 2,960	$ 35,560	$ 6,908	$ 40,717	$ 3,588	$ 500	$ 82,805

4. CAPITAL STOCK

Common Shares

	Number of Shares		Capital Stock		Contributed Surplus
Authorized					
500,000,000 common shares without par value					
Issued					
Balance as at January 31, 2005	16,985,897	$	3,419,663	$	291,034
Private placements	5,000,307		1,440,095		-
Finder's fees	22,400		6,944		-
Exercise of stock options	100,000		25,000		-
Exercise of share purchase warrants	2,746,500		401,575		-
Preferred shares converted to common shares	956,768		239,192		-
Shares issued pursuant to property agreement	1,000,000		230,000		-
Contributed surplus on the exercise of stock options			24,253		(24,253)
Share issue costs	-		(65,709)		-
Stock based compensation	-		-		309,382
Balance as at July 31, 2005	26,811,872	$	5,721,013	$	576,163

During the six month period ended July 31, 2005, the Company completed a 4,000,307 unit private placement at $0.31 per unit for gross proceeds of $1,240,095. Each unit is comprised of one common share and a non-transferable share purchase warrant. Two warrants entitle the holder to acquire one common share for $0.41 per share until April 18, 2007. The Company paid a 7% cash finder's fee of $45,787 to three separate parties ($38,843 in cash and $6,944 as 22,400 units with the same terms as the private placement). An amount of $62,000 has been recorded as share subscriptions receivable from the private placement which represents a portion of the private placement funds which had not been received at July 31, 2005 (see subsequent events Note 9(f)).

During the six month period ended July 31, 2005, the Company issued 2,746,500 common shares for gross proceeds of $401,575 pursuant to the exercise of share purchase warrants.

On February 25, 2005, the Company issued 1,000,000 common shares at $0.20 per unit for gross proceeds of $200,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one warrant exercisable at $0.25 until February 25, 2006 and $0.30 until February 25, 2007.

During the six month period ended July 31, 2005, the Company issued 956,768 common shares at a deemed price of $0.25 per share pursuant to the conversion of 239,192 preferred shares.

During the period six month period July 31, 2005, the Company issued 1,000,000 common shares at a deemed price of $0.23 per shares pursuant to a property option agreement related to the mineral claims in British Columbia (See Note 3).

4. CAPITAL STOCK (cont'd...)

Preferred shares

The Company has authorized Series "A" Cumulative, Redeemable, Convertible Preferred share capital of 10,000,000 shares of $1.00 par value each. As of July 31, 2005 the Company had 505,162 (January 31, 2005 – 744,932) preferred shares issued and outstanding. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares. They are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1.00 per share. The Company will also issue shares in payment of all outstanding dividends, declared and undeclared. If none of the holders of the preferred shares convert them into common shares by October 21, 2006, then all the preferred shares will be automatically converted into 2,979,728 common shares at a deemed price of $0.25 per share.

At July 31, 2005, cumulative undeclared dividends of $184,895 (January 31, 2005- $148,986) were due to the holders of these shares.

Stock options

The Company, in accordance with the policies of the TSX-V, may grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant less a discount in accordance with TSX-V policies. The options can be granted for a maximum term of 5 years.

A summary of the stock options outstanding at July 31, 2005:

Number Outstanding January 31, 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding July 31, 2005	Exercise Price Per Share	Expiry Date
1,200,000	-	100,000	-	-	1,100,000	$ 0.25	April 1, 2009
350,000	-	-	-	-	350,000	$ 0.25	November 9, 2009
-	925,000	-	-	-	925,000	$ 0.28	April 21, 2010
1,550,000	925,000	100,000	-	-	2,375,000		

4. CAPITAL STOCK (cont'd...)

Warrants

A summary of the share purchase warrants outstanding at July 31, 2005:

Number Outstanding January 31, 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding July 31, 2005	Exercise Price Per Share	Expiry Date
2,124,000	-	2,106,500	-	17,500	-	$ 0.15	May 27, 2005
1,200,000	-	40,000	-	-	1,160,000	$ 0.19	January 22, 2006
1,000,000	-	-	-	-	1,000,000	$ 0.19 $ 0.21	February 20, 2005 or February 20, 2006
-	1,000,000	-	-	-	1,000,000	$ 0.25 $ 0.30	February 25, 2006 or February 25, 2007
-	2,000,154	-	-	-	2,000,154	$ 0.41	April 18, 2007
-	11,200	-	-	-	11,200	$ 0.41	April 18, 2007
4,324,000	3,011,354	2,146,500	-	17,500	5,171,354		

5. STOCK-BASED COMPENSATION

During the six month period ended July 31, 2005, the Company granted 925,000 stock options to employees, directors and officers. The estimated fair value of these options is recorded as $309,382 at a weighted average fair value of $0.33 per option. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for Black-Scholes valuation of the stock options granted during the period:

Risk-free interest rate	3.47%
Expected life of options	5 years
Annualized volatility	132.87%
Dividend rate	0.00%

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

		2005	2004
Director	(a)	$ 40,000	$ 31,667
Director	(b)	5,251	6,505
Director	(c)	15,538	5,178
Former officer	(d)	9,735	11,652
Director and former officer	(e)	115,821	66,369

a) Paid or accrued management fees of $40,000 (2004 - $31,667) to a director of the Company.

b) Paid or accrued consulting fees of $5,251 (2004 - $6,505) to a company controlled by a director of the Company.

c) Paid or accrued geological consulting fees (part of exploration costs) of $15,538 (2004 - $5,178) to a director of the Company.

d) Paid or accrued legal fees of $9,735 (part of professional fees) (2004 - $11,652) to a legal firm which a former officer of the Company is a partner.

e) Undeclared dividends on preferred shares of $115,821 (2004 - $66,369) are due to a director and officer of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	July 31, 2005	January 31, 2005
Thundelarra Explorations Ltd.	$ 817	$ 51,875
Director	3,000	3,000
	$ 3,817	$ 54,875

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7. SEGMENTED INFORMATION

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Chile, Australia, Africa and Canada.

At July 31, 2005, the total amount of assets attributable to Chile is $32,900 (January 31, 2005 - $50,379), the total amount attributable to Australia is $496,055 (January 31, 2005 - $243,317), the total amount attributable to Africa is $87 (January 31, 2005 - $Nil) and the total amount attributable to Canada is $1,105,499 (January 31, 2005 - $75,626). Exploration costs (recoveries) incurred during the current period in Chile was $(7,427), Australia was $86,145 and Canada was $4,088.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

9. SUBSEQUENT EVENTS

Subsequent to July 31, 2005, the Company:

a) Issued 600,000 common shares for gross proceeds of $126,000 pursuant to the exercise of warrants.

b) On August 2, 2005 issued 250,000 common shares pursuant to a mineral property agreement.

c) On September 7, 2005, issued 35,000 common shares pursuant to the Hupon mineral property agreement.

d) Granted 325,000 stock options to directors, officers, employees and consultants of the Company exercisable at $0.24 per share expiring August 4, 2010.

e) Received $31,000 in share subscriptions receivable and cancelled 100,000 units at $0.31 per unit related to a private placement completed on April 18, 2005. The balance in subscriptions receivable is $Nil (See note 4).

ALDERSHOT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
SIX MONTH PERIOD ENDED JULY 31, 2005

The following discussion and analysis of Aldershot Resources Ltd. (the *"Issuer"* or the *"Company"*), is prepared as of September 27, 2005, should be read together with the interim consolidated financial statements for the six month period ended July 31, 2005 and related notes attached thereto which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on September 8, 1987 under the name *"Quattro Resources Ltd."* pursuant to the *Company Act* (British Columbia) by the registration of its Memorandum and Articles. Effective October 31, 2001, its name was changed to *"Aldershot Resources Ltd."*

The address of the registered and records office and the address for service of the Issuer is 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5. The business address of the Issuer is Suite 1500, 885 West Georgia Street, Vancouver, BC., V6C 3E8

The Issuer's principal business is the exploration and development of resource properties. The Issuer is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Issuer as having favourable exploration potential.

Additional information related to the Company is available for view on the Company's website at www.aldershotresources.com and on SEDAR at www.sedar.com.

Description of Business

The Issuer is engaged in the exploration and development of resource properties, principally uranium, located in Australia, Zambia and Chile. The Issuer has applied for the Turee Creek Uranium Project in the Pilbarra Region of Western Australia, and a 75 square kilometres exploration licence, the Yuinmery Uranium Project, located in the East Murchison mineral field of Western Australia. In addition the Company has applied for 11 uranium prospecting licences in the Northern Territory and for two uranium prospecting licences in Zambia. Other properties include an iron oxide hosted copper gold (IOCG) type of target found in the Copiapo Copper Belt area of Chile's Region III; two exploration licences in the East Kimberley region of Western Australia; and the Fields Find Farm-in and Joint Venture in the South Murchison Goldfield, Western Australia. All of the Issuer's properties are in the exploration stage.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Chilean property, the Fields Find Farm-in and the East Kimberley properties are subject to Option Agreements. The Company trades on the TSX Venture Exchange under the symbol ALZ.

Performance Summary

The following is a summary of significant events and transactions that occurred during the six month period ended July 31, 2005:

1. Effective February 4, 2005, Rick Wayne Crabb resigned as a director of the Company to pursue his other business ventures.

2. Issued 1,131,500 common shares for gross proceeds of $167,325 pursuant to the exercise of share purchase warrants.

3. Issued 1,000,000 common shares on February 25, 2005 at $0.20 per unit for gross proceeds of $200,000 pursuant to a non-brokered private placement.

4. Issued 956,768 common shares on at a deemed price of $0.25 per share, pursuant to the conversion of 239,192 preferred shares.

5. Decided that it will not be continuing the Los Lomitas Project in Chile with its joint venture partner, International PBX Ventures Ltd.

6. Applied for seven more uranium tenements in the Northern Territory of Australia.

7. Completed a private placement of 4,000,307 units April 18, 2005, at $0.31 per unit for gross proceeds of $1,240,095. Each unit consists of one common share and one non-transferable warrant. Two warrants entitle the holder to purchase one additional common share for two years at $0.41 per share. The Company paid a 7% cash finder's fee of $45,787 to three separate parties ($38,843 in cash and $6, 944 as 21,000 units with the same terms as the private placement).

8. Applied for two uranium prospecting licences in Zambia, Africa on April 11, 2005.

9. Granted 925,000 stock options on April 21, 2005 to certain directors, officers, employees and consultants at $0.28 per share for five years.

10. Entered into option agreements dated May 25, 2005 to acquire a 100% interest in three groups of claims in the Province of Quebec. The first group, know as the Pool Group (42 claims), is located in Huddersfield and Clapham Townships. The second group, known as the Halliwell Group (17 claims) is located in Huddersfield, Clapham and Pontefract Townships. The third group, known as the Hupon Group (6 claims) is located in Hudderfield Township.

11. Held its Annual General Meeting on July 15, 2005 in Vancouver, BC. All proposed resolutions were passed.

12. Entered into an option agreement dated June 28, 2005 to acquire a 100% interest in five groups of mineral claims located in the Province of British Columbia comprising 115 claims.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Three month Period Ended July 31, 2005	Three month Period Ended July 31, 2004	Six month Period Ended July 31, 2005	Six month Period Ended July 31, 2004
Total revenues	$ 150	$ 1,648	$ 150	$ 2,221
Net loss before extraordinary items	(340,795)	(270,049)	(933,032)	(742,026)
Net loss	(340,795)	(270,049)	(933,032)	(742,026)
Basic and diluted loss per share	(0.01)	(0.02)	(0.04)	(0.06)
Total assets	1,634,541	623,247	1,634,541	623,247
Total long-term liabilities	-	-	-	-
Cash dividends	-	-	-	-

The Company earns interest revenue from cash held in banks and interest earned on short-term investments. During the current period, the Company expensed $82,805 in exploration costs compared with $300,233 during the same period last year.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the six month period ended July 31, 2005, the Company incurred a net loss of $933,032 (2004 - $742,026). Some significant expenses are as follows:

Exploration expenses $82,805 (2004 - $300,233)
Professional fees, paid or accrued $59,687 (2004 - $43,305)
Consulting fees of $40,652 (2004 - $18,059)
Investor relations expenses of $69,066 (2004 - $32,586)
Regulatory, and trust company fees, $26,048 (2004 - $16,306)
Administration and secretarial $30,938 (2004 - $Nil)
Office and rent $24,841 (2004 - $16,510)
Management fees of $40,000 (2004 - $33,667)
Stock-based compensation costs of $309,382 (2004 - $248,833)
Travel and related costs $67,693 (2004 - $11,560)
Website design and maintenance $4,056 (2004 - $251)

During the period, the Company wrote-down various mineral properties that it was not pursuing and as a result, charged to operations $95,017, which had been originally capitalized on the balance sheet.

The Company has changed its accounting procedures for treating exploration expenditures. In years prior to January 31, 2004, all amounts relating to exploration activities of the Company were treated as deferred expenditures. From fiscal 2005 onwards, the Company has expensed and will continue to expense all such expenditures.

The Company has an investor relations agreement with MarketSmart Communications Inc., of Vancouver, British Columbia. The contract is on a month to month basis and can be terminated by either party. The Company will pay $5,000 (plus GST) a month to MarketSmart and reimburse any travel and related expenses. MarketSmart's responsibilities are to introduce the Company to the investment community and speak with potential investors and brokers, provide shareholder and investor communication services and other investor relation activities. The Company also incurred investor relation costs related to advertising, preparation of promotional packages, dissemination of new releases and the maintenance of a Company website.

Summary of Quarterly Results

Three Month Period Ended	July 31, 2005	April 30, 2005	January 31, 2005	October 31, 2004
Total assets	$ 1,634,541	$ 1,505,956	$ 369,322	$ 448,227
Resource properties	388,616	56,615	135,632	135,632
Working capital	1,208,437	1,355,087	116,187	240,756
Revenues	150	-	-	712
Net Loss	340,795	606,610	306,374	260,301

Three Month Period Ended	July 31, 2004	April 30, 2004	January 31, 2004	October 31, 2003
Total assets	$ 623,247	$ 804,016	$ 448,227	$ 215,565
Resource properties	119,632	119,632	119,632	188,018
Working capital (deficiency)	291,718	561,427	375,490	(31,775)
Revenues	1,648	573	-	-
Net Loss	270,049	471,977	287,633	26,504

Significant changes in key financial data between 2005 and 2004 can be attributed to the Company's acquisition of various mineral claims in Chile, Western Australia and Canada and the completion of a private placement in the first quarter of the current fiscal year resulting in an increase in total assets. The net loss has increased as the Company has adopted a new accounting policy of charging to operations all exploration related expenditures, recording the approximate fair value of the granting of stock options to directors and officers as stock-based compensation expense and the write-down of various mineral property costs

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	July 31, 2005	January 31, 2005
Working capital	$ 1,208,437	$ 116,187
Deficit	(5,132,852)	(4,199,820)

Net cash used for operating activities for the current period was $575,048 compared to net cash used for operating activities of $444,697 during the previous year. Cash used during the current period consists primarily of the operating loss and a change in non-cash working capital.

Financing activities provided net cash of $1,694,847 during the current period, compared to $517,252 for the previous period. Cash provided during the period consisted primarily of proceeds from the issuance of common stock.

Investing activities used net cash of $1,102,133 during the current period, compared to $246,736 in net cash provided during the previous year. Cash was used primarily for the acquisition of a short term investment, acquisition of equipment and the acquisition of mineral claims in Chile and Canada.

Capital Resources

On February 25, 2005, the Company issued 1,000,000 common shares at $0.20 per unit for gross proceeds of $200,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one warrant exercisable at $0.25 until February 25, 2006 and $0.30 until February 25, 2007.

During the six month period ended July 31, 2005, the Company completed a 4,000,307 unit private placement at $0.31 per unit for gross proceeds of $1,240,095. Each unit is comprised of one common share and a non-transferable share purchase warrant. Two warrants entitle the holder to acquire one common share for $0.41 per share until April 18, 2007. The Company paid a 7% cash finder's fee of $45,353 to three separate parties ($38,843 in cash and $6, 510 as 21,000 units with the same terms as the private placement). An amount of $62,000 has been recorded as share subscriptions receivable from the private placement. See subsequent events.

The Company also had additional sources of capital from the exercise of 2,746,500 share purchase warrants which raised $401,575 in proceeds.

The Company has sufficient funds to meet its property maintenance payments for fiscal 2006 and cover-anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Chile, Western Australia, Canada and Africa.

Related Party Transactions

The Company entered into the following transactions with related parties:

		July 31, 2005	July 31, 2004
Director	(a)	$ 40,000	$ 31,667
Director	(b)	5,251	6,505
Director	(c)	15,251	5,178
Former officer	(d)	9,735	11,652
Director and former officer	(e)	115,821	66,369

a) Paid or accrued management fees of $40,000 (2004 - $31,667) to a director and a former director of the Company.

b) Paid or accrued consulting fees of $5,251 (2004 - $6,505) to a company controlled by a director of the Company.

c) Paid or accrued geological consulting fees (part of exploration costs) of $15,538(2004 - $5,178) to a company controlled by a director.

d) Paid or accrued legal fees of $9,735 (part of professional fees) (2004 - $11,652) to a legal firm of which a former officer of the Company is a partner.

e) Undeclared dividends on preferred shares of $115,821 (2004 - $66,369) is due to a director and an officer of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

		July 31, 2005		January 31, 2005
Thundelarra Explorations Ltd.	$	817	$	51,875
Director		3,000		3,000
	$	3,817	$	54,875

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, short-term investments, accounts receivable, prepaid expense, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Outstanding Share Data

Common Shares

	Number of Shares		Capital Stock		Contributed Surplus
Authorized					
500,000,000 common shares without par value					
Issued					
Balance as at January 31, 2005	16,985,897	$	3,419,663	$	291,034
Private placements	5,000,307		1,440,095		-
Finder's fees	22,400		6,944		-
Exercise of stock options	100,000		25,000		-
Exercise of share purchase warrants	2,746,500		401,575		-
Preferred shares converted to common shares	956,768		239,192		-
Shares issued pursuant to property agreement	1,000,000		230,000		-
Contributed surplus on the exercise of stock options			24,253		(24,253)
Share issue costs	-		(64,709)		-
Stock based compensation	-		-		309,382
Balance as at July 31, 2005	26,811,872	$	5,721,013	$	576,163

Stock options

A summary of the stock options outstanding at July 31, 2005:

Number Outstanding January 31, 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding July 31, 2005	Exercise Price Per Share	Expiry Date
1,200,000	-	100,000	-	-	1,100,000	$ 0.25	April 1, 2009
350,000	-	-	-	-	350,000	$ 0.25	November 9, 2009
-	925,000	-	-	-	925,000	$ 0.28	April 21, 2010
1,550,000	925,000	100,000	-	-	2,375,000		

Warrants

A summary of the share purchase warrants outstanding at July 31, 2005:

Number Outstanding January 31, 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding July 31, 2005	Exercise Price Per Share	Expiry Date
2,124,000	-	2,106,500	-	17,500	-	$ 0.15	May 27, 2005
1,200,000	-	40,000	-	-	1,160,000	$ 0.19	January 22, 2006
1,000,000	-	-	-	-	1,000,000	$ 0.19 $ 0.21	February 20, 2005 or February 20, 2006
-	1,000,000	-	-	-	1,000,000	$ 0.25 $ 0.30	February 25, 2006 or February 25, 2007
-	2,000,154	-	-	-	2,000,154	$ 0.41	April 18, 2007
-	11,200	-	-	-	11,200	$ 0.41	April 18, 2007
4,324,000	3,011,354	2,146,500	-	17,500	5,171,354		

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of stock-based compensation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

Accounting for Exploration and Development Costs

Effective February 1, 2003, the Company has changed its accounting policy for exploration costs. Under its new accounting policy, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties are written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise.

Stock Based Compensation

Effective, February 1, 2003, the Company prospectively adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments." The Company has chosen to recognize compensation expense for all stock options granted subsequent to February 1, 2003. However, as required by the accounting standard, the Company has disclosed on a pro forma basis, the fair value impact of issuing stock options granted to employees and directors. The fair value of the stock options has been estimated based on the Black Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value of the Company's stock options.

Subsequent Events

Subsequent to July 31, 2005, the Company:

a) Issued 600,000 common shares for gross proceeds of $126,000 pursuant to the exercise of warrants.

b) On August 2, 2005, issued 250,000 common shares pursuant to a mineral property agreement.

c) On September 7, 2005, issued 35,000 common shares pursuant to the Hupon mineral property agreement.

d) Granted 325,000 stock options to directors, officers, employees and consultants of the Company exercisable at $0.24 per share expiring August 4, 2010.

e) Appointed Mr. Frank DeMarte as the Company's Chief Financial Officer and Corporate Secretary on September 15, 2005.

f) Received $31,000 in share subscriptions receivable and cancelled 100,000 units at $0.31 per unit related to a private placement completed on April 18, 2005. The balance in subscriptions receivable is $Nil.